PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

29 July 2002

02 JUL 31 AM 9:41

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

02042971

1. Ten Forms G88(2) - Return of Allotments of Shares

2. Two announcements

3. Press Releases –
   - ***Pearson to retain FT Business***
   - ***Stephen Hill to leave the FT***
   - ***Jonas Salk biography ……..***
   - ***Pearson & Channel 4 form education alliance***
   - ***Pearson interim results 29 July 2002***
   - ***Interactive Data Corporation announces….***
   - ***Recoletos Interim results***
   - ***Pearson plc interim results***

SUPPL

PROCESSED
AUG 08 2002
THOMSON FINANCIAL

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

Julia Casson
Company Secretary

7/31

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

02 JUL 31 AM 9:41

88(2)

Return of Allotment of Shares

FPO83

ımpany Number: 53723

ımpany name in full: PEARSON PLC

ıares allotted (including bonus shares):

te or period during which ıres were allotted
ːhares were allotted on one date er that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	17	07	2002			

ıss of shares *(dinary or preference etc)*	ORDINARY		
mber allotted	456		
ıminal value of each share	25p		
ıount (if any) paid or due on each are *(including any share premium)*	590p		

ɜt the names and addresses of the allottees and the number of shares allotted to each overleaf

ːhe allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be ·ated as paid up

ınsideration for which ı shares were allotted
ːis information must be supported by duly stamped contract or by the duly mped particulars on Form 88(3) if the ıtract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

lames and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Pearson Quest Limited	Class of shares allotted	Number allotted
Address	80 Strand London	Ordinary	456
	UK Postcode WC2R 0RL		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

igned Janic Coste **Date** 26/7/02

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

ease give the name, address, ephone number and, if available, X number and Exchange of the rson Companies House should ntact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/EXC/JN/4992 Tel 01903-833692
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

ᴾO83

ıpany Number: 53723

ıpany name in full: PEARSON PLC

1 of 1

res allotted (including bonus shares):

or period during which
ıs were allotted
*ıres were allotted on one date
that date in the "from" box.)*

	From			To		
	Day	Month	Year	Day	Month	Year
	25	6	2002			

s of shares *ary or preference etc)*	Ordinary	Ordinary	Ordinary
ber allotted	114		
inal value of each share	25p		
unt (if any) paid or due on each e *(including any share premium)*	5.728p		

the names and addresses of the allottees and the number of shares allotted to each overleaf

e allotted shares are fully or partly paid up otherwise than in cash please state:

ıat each share is to be
:ed as paid up

ıideration for which
ıhares were allotted
*information must be supported by
ıly stamped contract or by the duly
ıed particulars on Form 88(3) if the
ıct is not in writing.)*

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

mes and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited ID 142 CN Address 12 Tokenhouse Yard London UK Postcode EC2R 7AN	Class of shares allotted Ordinary	Number allotted 114
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

ed [signature] **Date** 28/6/02

~~irector~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

e give the name, address, hone number and, if available, number and Exchange of the n Companies House should ct if there is any query.

Lloyds TSB Registrars

The Causeway, Worthing, West Sussex. BN99 6DA

Esp/Ex C/TC/4843

Tel : **01903 833692**

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

O83

ɔany Number: 53723

ɔany name in full: PEARSON PLC

'es allotted (including bonus shares):

	From			To		
ɔr period during which s were allotted *res were allotted on one date hat date in the "from" box.)*	Day	Month	Year	Day	Month	Year
	19	06	2002			

; of shares *ary or preference etc)*	ORDINARY		
ber allotted	468		
inal value of each share	25p		
unt (if any) paid or due on each ə *(including any share premium)*	760.00p		

the names and addresses of the allottees and the number of shares allotted to each overleaf

e allotted shares are fully or partly paid up otherwise than in cash please state:

ıat each share is to be ted as paid up			

;ideration for which ;hares were allotted *information must be supported by uly stamped contract or by the duly ɔed particulars on Form 88(3) if the act is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

ımes and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Pearson Quest Limited Address 80 Strand London UK Postcode WC2R 0RL	Class of shares allotted Ordinary	Number allotted 468
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

ed [signature] **Date** 28/6/02

~~irector~~ / secretary / ~~administrator / administrative receiver~~ / receiver manager / receiver

Please delete as appropriate

give the name, address, ne number and, if available, ımber and Exchange of the Companies House should if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/EXC/JN/4694 Tel 01903-833692
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

ıFPO83

ɔmpany Number: 53723

ɔmpany name in full: PEARSON PLC

ıares allotted (including bonus shares):

te or period during which
ares were allotted
shares were allotted on one date
er that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	26	06	2002			

ass of shares *dinary or preference etc)*	ORDINARY		
ımber allotted	1195		
ɔminal value of each share	25p		
ɔount (if any) paid or due on each are *(including any share premium)*	665p		

st the names and addresses of the allottees and the number of shares allotted to each overleaf

:he allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be
ated as paid up

nsiderations for which
ı shares were allotted
is information must be supported by
duly stamped contract or by the duly
ɔped particulars on Form 88(3) if the
tract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, ~~Crown Way, Cardiff CF14 3UZ~~ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

ames and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Pearson Quest Limited Address 80 Strand London UK Postcode WC2R 0RL	Class of shares allotted Ordinary	Number allotted 1195
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

ed [signature] **Date** 5/7/02

~~irector~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

give the name, address, ›ne number and, if available, umber and Exchange of the Companies House should : if there is any query.

Lloyds TSB Registrars	
The Causeway Worthing West Sussex BN99 6DA	
ESP/EXC/TC/4783	Tel 01903-833692
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

ᵓO83

pany Number 53723

pany name in full PEARSON PLC

1 of 1

·es allotted (including bonus shares):

or period during which s were allotted
·res were allotted on one date that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	08	7	2002	|	|	|||

; of shares *ary or preference etc)*	Ordinary	Ordinary	Ordinary
ɔer allotted	17	11	
inal value of each share	25p	25p	
ɹnt (if any) paid or due on each ᴲ *(including any share premium)*	143.5p	572.8p	

the names and addresses of the allottees and the number of shares allotted to each overleaf

ᴲ allotted shares are fully or partly paid up otherwise than in cash please state:

at each share is to be ed as paid up			

ideration for which hares were allotted
nformation must be supported by ly stamped contract or by the duly ed particulars on Form 88(3) if the ct is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

ıes and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
ame	BNY/Nominees/Limited	Class of shares allotted	Number allotted
ddress	30 Cannon Street London UK Postcode EC4M 6XH	Ordinary	28
ame		Class of shares allotted	Number allotted
ddress	UK Postcode		
ame		Class of shares allotted	Number allotted
ddress	UK Postcode		
me		Class of shares allotted	Number allotted
dress	UK Postcode		
me		Class of shares allotted	Number allotted
dress	UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

d [signature] **Date** 15/7/02

ector / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

give the name, address, one number and, if available, umber and Exchange of the Companies House should t if there is any query.

Lloyds TSB Registrars
The Causeway, Worthing, West Sussex. BN99 6DA
Esp/Ex C/Jn/4975 Tel : **01903 833692**
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

02 JUL 31 AM 9:52

Return of Allotment of Shares

83

any Number: 53723

any name in full: PEARSON PLC

1 of 1

s allotted (including bonus shares):

period during which were allotted
s were allotted on one date at date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	03	7	2002	|	|	|||

of shares *(or preference etc)*	Ordinary	Ordinary	Ordinary
er allotted	7,705		
al value of each share	25p		
nt (if any) paid or due on each *(including any share premium)*	5.728p		

e names and addresses of the allottees and the number of shares allotted to each overleaf

allotted shares are fully or partly paid up otherwise than in cash please state:

t each share is to be d as paid up			

deration for which ares were allotted
formation must be supported by stamped contract or by the duly d particulars on Form 88(3) if the t is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

companies house receipt date barcode

ɜs and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
ne	Cazenove Nominees Limited ID 142 CN	Class of shares allotted	Number allotted
ɪress	12 Tokenhouse Yard London UK Postcode EC2R 7AN	Ordinary	6,508
me	BNY/Nominees/Limited	Class of shares allotted	Number allotted
ɜress	30 Cannon Street London UK Postcode EC4M6XH	Ordinary	1,197
me		Class of shares allotted	Number allotted
dress	UK Postcode		
ıme		Class of shares allotted	Number allotted
ldress	UK Postcode		
ıme		Class of shares allotted	Number allotted
ɪdress	UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

ɜd John Carne Date 15/7/02

ɾector / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

ɘ give the name, address, hone number and, if available, number and Exchange of the n Companies House should ct if there is any query.

Lloyds TSB Registrars
The Causeway, Worthing, West Sussex. BN99 6DA
Esp/Ex C/Jn/4928 Tel : **01903 833692**
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

O83

ɔany Number: 53723

ɔany name in full: PEARSON PLC

'es allotted (including bonus shares):

ɔr period during which s were allotted *(res were allotted on one date hat date in the "from" box.)*

	From			To		
	Day	Month	Year	Day	Month	Year
	03	07	2002			

; of shares *(ary or preference etc)*	ORDINARY		
ɔer allotted	274		
inal value of each share	25p		
unt (if any) paid or due on each ɘ *(including any share premium)*	6.780p		

the names and addresses of the allottees and the number of shares allotted to each overleaf

e allotted shares are fully or partly paid up otherwise than in cash please state:

ıat each share is to be :ed as paid up			

ɜideration for which ;hares were allotted *(information must be supported by ıly stamped contract or by the duly ɔed particulars on Form 88(3) if the ɜct is not in writing.)*	

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

s and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
e Pearson Quest Limited	Class of shares Allotted	Number allotted
ess 80 Strand	Ordinary	274
London		
UK Postcode WC2R 0RL		
e	Class of shares Allotted	Number allotted
ess		
UK Postcode		
e	Class of shares Allotted	Number allotted
ess		
UK Postcode		
e	Class of shares Allotted	Number allotted
UK Postcode		
e	Class of shares Allotted	Number allotted
ess		
UK Postcode		

lease enter the number of continuation sheet(s) (if any) attached to this form :

Julia Casse Date 15/7/02

or / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

the name, address, number and, if available, er and Exchange of the npanies House should ere is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/EXC/CN/4832 Tel 01903-833280
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

Ɔ83

ıany Number: 53723

ıany name in full: PEARSON PLC

ɜs allotted (including bonus shares):

ʳ period during which were allotted *ɜs were allotted on one date at date in the "from" box.)*	From: Day 10 Month 07 Year 2002	To: Day Month Year

of shares *y or preference etc)*	ORDINARY		
ɜr allotted	1,216		
al value of each share	25p		
ıt (if any) paid or due on each *(including any share premium)*	653p		

ıe names and addresses of the allottees and the number of shares allotted to each overleaf

allotted shares are fully or partly paid up otherwise than in cash please state:

ꜝ each share is to be ꓷ as paid up			

leration for which ɜres were allotted *ormation must be supported by stamped contract or by the duly I particulars on Form 88(3) if the is not in writing.)*	

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Ɔompanies house receipt date barcode

s and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
ne Pearson Quest Limited	Class of shares allotted	Number allotted
ress 80 Strand	Ordinary	1,216
London		
UK Postcode WC2R 0RL		
ne	Class of shares allotted	Number allotted
ress		
UK Postcode		
ne	Class of shares allotted	Number allotted
ress		
UK Postcode		
ne	Class of shares allotted	Number allotted
UK Postcode		
ne	Class of shares allotted	Number allotted
ress		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

[signature] Date 18/7/00

tor / secretary / ~~administrator / administrative receiver / receiver manager /~~ receiver *Please delete as appropriate*

e the name, address, number and, if available, ner and Exchange of the mpanies House should nere is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/EXC/JN/4925 Tel 01903-833692
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

.3

ıy Number: 53723

ıy name in full: PEARSON PLC

1 of 1

: allotted (including bonus shares):

ıeriod during which
'ere allotted
were allotted on one date
date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	11	7	2002			

' shares *or preference etc)*	Ordinary	Ordinary	Ordinary
' allotted	7,500		
l value of each share	25p		
(if any) paid or due on each *ıcluding any share premium)*	572.8p		

ı names and addresses of the allottees and the number of shares allotted to each overleaf

llotted shares are fully or partly paid up otherwise than in cash please state:

each share is to be as paid up			

ıration for which
ːes were allotted
rmation must be supported by
ıtamped contract or by the duly
particulars on Form 88(3) if the
s not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

ɲpanies house receipt date barcode

and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Cazenove Nominees Limited Desig. ESOS Part. I.D. 142CN	Class of shares allotted	Number allotted
ss 12 Tokenhouse Yard	Ordinary	7,500
London UK Postcode EC2R 7AN		
	Class of shares allotted	Number allotted
ss		
UK Postcode		
	Class of shares allotted	Number allotted
ss		
UK Postcode		
	Class of shares allotted	Number allotted
ss		
UK Postcode		
e	Class of shares allotted	Number allotted
ess		
UK Postcode		

lease enter the number of continuation sheet(s) (if any) attached to this form :

[signature] **Date** 18/7/02

ter / secretary / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

give the name, address, ne number and, if available, mber and Exchange of the Companies House should if there is any query.

Lloyds TSB Registrars
The Causeway, Worthing, West Sussex. BN99 6DA
Esp/Ex C/JN/6032 **Tel : 01903 833692**
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

ɔ83

ıany Number: 53723

ıany name in full: PEARSON PLC

1 of 1

ɘs allotted (including bonus shares):

r period during which were allotted *(ɘs were allotted on one date at date in the "from" box.)*	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	10	7	2002	|	|	|||

of shares *(y or preference etc)*	Ordinary	Ordinary	Ordinary
ɘr allotted	10,810		
ıal value of each share	25p		
ıt (if any) paid or due on each *(including any share premium)*	572.8p		

ɪe names and addresses of the allottees and the number of shares allotted to each overleaf

allotted shares are fully or partly paid up otherwise than in cash please state:

t each share is to be d as paid up			

ɟeration for which ares were allotted *(ɾormation must be supported by ' stamped contract or by the duly ɟ particulars on Form 88(3) if the ! is not in writing.)*

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

ompanies house receipt date barcode

Ƭhis form has been provided free of charge by Companies House.

:s and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
ıe Cazenove Nominees Limited Desig. ESOS Part. I.D. 142CN	Class of shares allotted	Number allotted
ress 12 Tokenhouse Yard	Ordinary	10,810
London		
UK Postcode EC2R 7AN		
ıe	Class of shares allotted	Number allotted
ress		
UK Postcode		
ıe	Class of shares allotted	Number allotted
ress		
UK Postcode		
ıe	Class of shares allotted	Number allotted
ress		
UK Postcode		
ıe	Class of shares allotted	Number allotted
ress		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

I Julia Casse **Date** 17/7/02

:tor / secretary / ~~administrator / administrative receiver / receiver manager /~~ receiver *Please delete as appropriate*

:give the name, address,
ıne number and, if available,
ımber and Exchange of the
Companies House should
if there is any query.

Lloyds TSB Registrars
The Causeway, Worthing, West Sussex. BN99 6DA
Esp/Ex C/JN/6013 Tel : **01903 833692**
DX number DX exchange

28 June 2002

Company Announcements Office
Primary Markets Division
The London Stock Exchange
The London Stock Exchange Tower
Old Broad Street
London EC2N 1HP

Dear Sirs

Pearson plc (the ***Company***)

In 1999, the Company established the Pearson Reward Plan (the ***Plan)*** for the purpose of providing a long term share incentive for executive directors and senior executives of the Pearson group. The Plan provided for the grant of two separate categories of award relating to ordinary shares in the Company (***Shares***) – Pearson Premium Option awards and Pearson Equity Incentive (***PEI***) awards.

The vesting level of PEI awards is dependent on the Company's performance over a three year period, measured in terms of free cash flow per Share. On 8 June 2002, the PEI awards granted in 1999 vested as to 97.2 per cent. of the Shares originally comprised in the award. These Shares are normally subject to a two-year retention period following vesting. Accordingly, if a participant calls for Shares before 8 June 2004, he or she is generally only permitted to sell sufficient Shares to discharge tax liabilities. The latest date on which the Shares may be called is 8 December 2004.

Mourant & Co. Trustees Limited, as trustee of the Pearson Employee Share Ownership Trust, (the ***Trust***) holds sufficient Shares to satisfy these PEI awards.

As a result of participants electing to receive Shares following the vesting of PEI awards, the number of Shares held by the Trust has reduced from 897,255 Shares to 884,615 Shares. No directors have called for the shares.

Each of the executive directors of the Company is, for Companies Act purposes, regarded as interested in all the Shares held by the Trust. Despite the technical interest in all the Shares each executive director will only be entitled to receive from the Trust that number of Shares to which he or she is entitled under share plans operated by the Company in which he or she participates.

Yours faithfully

Stephen Jones
Deputy Secretary

PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R 0RL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

19 July 2002

Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

AVS No: 787229

Dear Sirs

Notification of change in interest in shares

We write in accordance with rule 9.12, under the continuing obligations section of the Listing Rules, to notify you of the following information, pursuant to section 198 of the Companies Act 1985:

Company	Shareholding	% of Issued Share Capital
The Capital Group Companies, Inc	71,852,984	8.97%
Legal & General Investment Management Limited	24,046,759	3.00%

The registered holders of the shares are listed on the schedules attached to this fax.

Yours faithfully

Stephen Jones
Deputy Secretary

As of 16 July 2002

Pearson plc

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	**71,852,984**	**8.97%**
Holdings by CG Management Companies and Funds:		
• Capital Guardian Trust Company	40,068,841.00	5.00%
• Capital International Limited	14,509,391.00	1.81%
• Capital International S.A.	3,537,015.00	0.44%
• Capital International, Inc.	6,120,465.00	0.76%
• Capital Research and Management Company	7,617,272.00	0.95%

02 JUL 31 AM 9:52

Schedule of holdings in Pearson plc
As of 16 July 2002

Capital Guardian Trust Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	5,755,971
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	913,300
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	15,744,796
BT Globenet Nominees Ltd. 1 Appold Street Broadgate London EC2A 2HE	418,835
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	8,473,100
Deutsche Bank Mannheim	2,300
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	1,710,400
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	833,600

Citibank London 11 Old Jewry London EC2R 8D8 UK	632,986
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	4,725,592
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	16,600
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	77,200
State Street Bank & Trust Co.	58,100
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	3,100
Citibank NA Toronto	28,400
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	5,100
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	15,700

ROY Nominees Limited 71N Queen Victoria Street London EC4V 4DE United Kingdom	66,100
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	585,361
Clydesdale Bank plc	2,300
TOTAL	**40,068,841**

Capital International Limited

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	346,362
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	2,129,565
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	3,791,026
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	44,400
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	2,662,271
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	8,500
Citibank London 11 Old Jewry London EC2R 8D8 UK	104,127
Morgan Guaranty 83 Pall Mall London SW1Y 5ES UK	349,559

Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	2,433,120
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	8,100
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	45,600
State Street Bank & Trust Co.	312,100
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	31,500
Citibank NA Toronto	7,500
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	919,936
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	1,029,400
KAS UK Kass Associate P.O Box 178 1000 AD Amsterdam	25,425

Bank One London	199,100
Clydesdale Bank plc	61,800
TOTAL	**14,509,391**

Capital International S.A.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	10,636
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	91,727
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	1,268,399
Credit Suisse London Branch 24 Bishopsgate London EC2n4BQ UK	20,000
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	436,400
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	320,618
Citibank London 11 Old Jewry London EC2R 8D8 UK	27,000
Brown Bros. One Mellon Bank Center Pittsburgh, PA 15258	50,400

Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	3,900
Morgan Stanley	4,300
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	871,418
State Street Bank & Trust Co.	27,000
National Westminster Bank	76,600
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	50,200
Vidacos Nominees Ltd. Citibank N.A. Lewisham House, 25 Molesworth St. London SE13 7EX	44,090
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	9,427
Citibank NA Toronto	12,000

Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	119,300
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	93,600
TOTAL	**3,537,015**

Capital International, Inc.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	1,754,615
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	582,726
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	2,013,340
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	141,500
Deutsche Bank Mannheim	25,000
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	8,800
Citibank London 11 Old Jewry London EC2R 8D8 UK	26,400
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	524,800

Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	58,100
State Street Bank & Trust Co.	772,500
Citibank	14,800
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	23,900
Citibank NA Toronto	73,057
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	62,700
Chase Manhattan Nominee Ltd. Australia	11,427
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	26,800
TOTAL	**6,120,465**

Capital Research and Management Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	500,000
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	7,117,272
TOTAL	**7,617,272**

Your Fax: 0207 010 6060

RECEIVED
18 JUL 2002

17 July, 2002

Legal & General

Investment Management
Bucklersbury House
3 Queen Victoria Street
London EC4N 8NH
Telephone 020 7489 1888

Pearson Plc
80 The Strand
London
WC2R 0RL
Attn: Company Secretary

Companies Act 1985 - Disclosure of Interest in shares

Consequent upon a purchase in the market of 300,000 shares on the 16 July 2002, we now hold the following number of shares which are not subject to a concert party and will be registered as follows:

Material Interest

HSBC Global Custody Nominee (UK) Ltd A/c 775229	100,000	
HSBC Global Custody Nominee (UK) Ltd A/c 886603	1,740,937	
HSBC Global Custody Nominee (UK) Ltd A/c 775245	3,683,886	
HSBC Global Custody Nominee (UK) Ltd A/c 754612	70,000	
HSBC Global Custody Nominee (UK) Ltd A/c 252605	518,800	
HSBC Global Custody Nominee (UK) Ltd A/c 360509	634,730	
HSBC Global Custody Nominee (UK) Ltd A/c 357206	17,156,941	
HSBC Global Custody Nominee (UK) Ltd A/c 866197	73,965	
HSBC Global Custody Nominee (UK) Ltd A/c 904332	67,500	
	24,046,759	3.00%

Please note that this percentage is based on our understanding that your issued share capital is 800,685,353.

Please address any queries you may have to Michelle Lawrence on 0207 528 6701.

Yours faithfully,

Scott Hunter
Group A Signatory

Lee Toms
Group B Signatory

Andrew Fairhurst / ~~Kristina Hughman~~
Group C Signatory

800,757,385

PEARSON

PRESS RELEASES

PEARSON TO RETAIN FT BUSINESS

05-07-2002

Pearson, the international media company, today announces that it has decided to retain FT Business as part of the Financial Times Group.

Pearson received many expressions of interest in FT Business and, as a result, retained Lazard to advise it on strategic options for the company. Pearson has now concluded that FT Business is worth more as part of the FT Group than potential bidders were prepared to pay.

FT Business publishes magazines about the retail, personal and institutional finance industries including Investors Chronicle, The Banker, Money Management and Financial Adviser.

Contact

Luke Swanson + 44 (0) 20 7010 2313

PRESS RELEASES

STEPHEN HILL TO LEAVE THE FINANCIAL TIMES GROUP

05-07-2002

Pearson, the international media company, today announces that Stephen Hill, former chief executive of the Financial Times Group, is to leave the company.

In February, Stephen Hill stepped aside from his role as chief executive of the Financial Times Group in order to bid for FT Business, the financial magazines company. Pearson has today announced its decision to retain FT Business and Nick Crawshaw, managing director of FT Business, will now report to Olivier Fleurot, the FT's managing director.

Marjorie Scardino, Pearson's chief executive, said:

"Stephen has had a big role in transforming the FT from a UK newspaper with a small international following into a group that can claim to be the world's most international source of business news and analysis, in print and online. In competitive terms the FT has never been stronger and Stephen deserves a large share of the credit for that."

Stephen Hill said:

"Pearson is a very fine company and the FT has a great future. But after 15 years, I just felt like I needed a different kind of challenge and I'm now looking forward to some new role which is just as engaging."

Contacts

Luke Swanson + 44 (0) 20 7010 2313
Joanna Manning-Cooper + 44 (0) 20 7873 4447

PRESS RELEASES

JONAS SALK BIOGRAPHY, TITLED THE SAGA OF JONAS SALK AND THE CONQUEST OF POLIO, TO BE PUBLISHED BY G. P. PUTNAM'S SONS

09-07-2002

Salk's Family To Provide Author Access to their Father's Private Files and Personal Letters

New York, New York, July 8, 2002... The Saga of Jonas Salk and the Conquest of Polio, a biography about the life of Jonas Salk, will be published by G. P. Putnam's Sons, the best selling hardcover adult imprint of Penguin Putnam Inc. The book will be written by Jeffrey Kluger, the science writer for Time Magazine and co-author with Jim Lovell of Lost Moon: The Flight of Apollo 13, which became the basis for the hit motion picture Apollo 13. Jennifer Hershey, Vice President and Editorial Director of G. P. Putnam's Sons, acquired North American rights and will be the editor. The book is due to be published in 2004.

Jennifer Hershey commented, "What I especially liked about the proposal was that it promises, in addition to telling a thrilling science and human story, to also capture a particular and very significant moment in the cultural history of America. Jeff's ideas about the way in which this tremendous medical breakthrough helped define an era and a generation make for gripping reading."

This book will tell the compelling and dramatic story of Jonas Salk, a true genius who made a monumental discovery that shook the scientific world and forever changed our lives. In 1955, after hundreds of thousands of deaths worldwide from a crippling virus called poliomyelitis, it was 41 year-old Jonas Salk's vaccine that eradicated the disease. This book primarily focuses on the years between 1952 and 1955 when the vaccine was conceived and ultimately proven successful, while simultaneously interweaving the personal histories of Salk and the others involved. The author has obtained the cooperation of Salk's family for this biography - they will grant interviews and give him access to their father's private files and personal letters. This book is especially timely, as 2005 marks the 50th anniversary of the

killer disease.

Jeffrey Kluger is represented by Joy Harris of the Joy Harris Literary Agency, Inc. Matthew Snyder at CAA is the co-agent for film rights.

Notes

Penguin Putnam Inc. is the U.S. affiliate of the internationally renowned Penguin Group. Penguin Putnam is one of the leading U.S. adult and children's trade book publishers, owning a wide range of imprints and trademarks including Berkley Books, Dutton, Frederick Warne, G. P. Putnam's Sons, Grosset & Dunlap, New American Library, Penguin, Philomel, Plume, Riverhead Books and Viking, among others. The Penguin Group is part of Pearson (FTSE: PSON; NYSE: PSO). Pearson is an international media company with market leading businesses in education, business information and consumer publishing. For more information, visit www.pearson.com.

Further information

Marilyn Ducksworth
Senior Vice President, Corporate Communications
212-366-2564

Bob Cavosi
Manager, Corporate Communications
212-366-2687

PEARSON AND CHANNEL 4 FORM EDUCATION ALLIANCE

15-07-2002

Pearson Broadband and Channel 4 Agreement to Span Television and Digital Curriculum Services Worldwide

First Project To Focus on Content for KnowledgeBox™, a New Digital Curriculum System Delivering Rich Media to UK Primary Schools to Enhance Pupils' Achievement of National Curriculum Objectives

Pearson, the international media company and the world's leading education company, and 4Learning, Channel 4's education division today announced an alliance to produce and market a series of cross-platform products and services aimed at both children and adult learners.
The agreement will span production and sharing of innovative and educational television and digital content among 4Learning, Pearson Broadband, the television and broadband division of Pearson plc, and Pearson Education, a global leader in educational publishing with renowned imprints such as Longman.
The first result of the alliance will be the digitisation of 4Learning's award winning maths television series, including "The Number Crew," for use on KnowledgeBox for UK primary schools. 4Learning, Pearson Broadband and Pearson Education's Longman Schools Division will collaborate on building a rich media maths curriculum from digital segments of "The Number Crew" complete with video, software, text activities, Internet links and pre-designed lesson plans for UK primary school teachers.

According to Pearson Broadband President John Hollar, "With the government's current ICT initiative, the time is right for UK schools to embrace a digital curriculum system such as KnowledgeBox and earn an immediate return on their investment in broadband, technology and ICT training for teachers. KnowledgeBox will save teachers time integrating curriculum-aligned digital media into instruction and will help better prepare pupils for more demanding assessment. KnowledgeBox is an open platform, and content from such partners as 4Learning will ensure quality and relevance for all primary school teachers."

"I'm aiming to grow the scale and presence of 4Learning in the UK and internationally. Pearson is the leading global education publisher and we have expertise in delivering creative and innovative TV and web content. I think we are a really good fit and together we'll be able to take advantage of the £15 billion global educational resources market effectively, as well as develop new products at home."

Development of additional television, digital and print based products between Pearson Broadband, Pearson Education and Channel 4 will be under discussion in the coming months.

Notes

About KnowledgeBox™

KnowledgeBox is an advanced digital curriculum system that UK primary school teachers can use to enhance teaching with rich media aligned to the National Curriculum and QCA Schemes of Work. It is installed directly in schools and is connected to local and wide area broadband networks. KnowledgeBox is based on current research on how rich media works to enhance learning.

KnowledgeBox features hundreds of high-quality digital video segments and interactive software activities, animation, digital print resources and Internet links. All media are available to teachers individually or through structured lesson plans designed in collaboration with UK teachers. All of the assets of KnowledgeBox are aligned to the National Curriculum and QCA Schemes of Work for Key Stages 1 and 2. An easy to use

lesson builder allows teachers to create their own multimedia lessons in minutes—with all digital resources instantly available on demand, from their computer desktops.

Teachers can deliver KnowledgeBox lessons to an entire class using a digital projector or interactive whiteboard, assign lessons for small groups of pupils at classroom workstations or individually in a computer suite. Pupils can also search through the library of media in KnowledgeBox to do research, create their own digital media projects or to do extra work in areas requiring special focus.

KnowledgeBox represents a major step forward in helping UK primary school teachers integrate ICT into classroom instruction and better prepare pupils for assessment by addressing their individual learning needs in a welcoming environment.
KnowledgeBox is already in schools in both the US and Singapore.

About The Number Crew

The Number Crew is a sixty-part series made for Channel 4 to help young children learn maths in a fun and stimulating way.
The programmes are set aboard the cruise ship the SS Mathematical, whose cheerful human crew try to look after their unusual animal passengers. In every programme the crew encounter new challenges that can only be overcome by finding out about a new area of maths, gaining new skills, or learning how to put their maths know-how into practice.

About Pearson

Pearson plc (FTSE: PSON; NYSE: PSO) is an international media company with market leading businesses in education, business information and consumer publishing.

About Pearson Broadband

Pearson Broadband is committed to discovering new and different ways to create, package and distribute relevant and accessible learning-related experiences. By developing high impact, entertaining television and broadband applications, Pearson Broadband invites individuals to participate in personalised learning, in both the home and classroom. From view to do, through TV to broadband and back again, Pearson Broadband continuously develops compelling and interactive ways to meet individual learning needs.

Pearson Broadband is a division of Pearson plc with offices in London, Arizona, Beijing, Hong Kong and New York.

About Pearson Education

Pearson Education is the world's leading learning company. Its textbooks, online learning tools and testing and assessment programmes help to educate more than 100 million people worldwide. Through market-leading imprints such as Longman, which was founded in 1724, Pearson Education helps more than 40 million people a year to learn English - more than any other company in the world. The Longman Schools Division produce educational materials for UK and international schools covering the 4-19 age range across all subjects. Major new successes include the Pelican series, Literacy Land, Exploring Science and the Longman Literature Series (including Steinbeck) in the core focus areas of English, maths and science. www.longman.co.uk.

About 4Learning

4Learning is Channel 4's education division and since

February 2001 has been a constituent business of 4-Ventures which incorporates all of Channel 4's services and businesses other than the core channel. 4Learning is responsible for producing all of Channel 4's schools programming and adult support material.

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PEARSON INTERIM RESULTS 29 JULY 2002

17-07-2002

Pearson will announce its interim results for the six months ended 30 June 2002 on the morning of Monday 29 July 2002.

The event will be webcast live at 09:30 BST on www.pearson.com. A replay will be available for seven days as well as a script and slides.

US investors will be invited to participate in a conference call with Marjorie Scardino, Chief Executive, and Rona Fairhead, Finance Director, at 15:00 BST (10:00EST). Please dial in five minutes prior on + 1 800 513 7968 (US toll free dial-in number) or +44 20 8240 8246 (international dial-in number). The password is "Pearson".

Contact

Bronwen Alexander at (020) 7010 2319 or bronwen.alexander@pearson.com

PRESS RELEASES

INTERACTIVE DATA CORPORATION ANNOUNCES SECONI EARNINGS

25-07-2002

Replay 2nd quarter earnings conference call (audiocast)

Earnings Per Share Rises to $0.15 from $0.01 in the Second Qu

Interactive Data Corporation (Nasdaq:IDCO) today announced second quarter ended June 30, 2002. Revenues increased 10.7 from $84.4 million in the second quarter of 2001. EBITDA incre $32.1 million, or $0.34 per diluted share, from $27.7 million, o share, in the same quarter last year. Net income rose to $14.5 per diluted share, from $1.4 million, or $0.01 per diluted share period.

On January 1, 2002, the company adopted Financial Accountinc "Goodwill and Other Intangible Assets" ("FAS 142"). As a result not record any goodwill amortization expense in the second qu compared to $9.3 million in the same period last year.

Stuart Clark, president and chief executive officer, commented, report such strong results in light of the difficult economic envi continues to affect many of our customers. Our institutional bu 15.1% (or 14.3% before the effects of foreign exchange), with growth being driven by our data content business, FT Interacti division grew 16.1% primarily due to a full quarter of revenues Pricing Services (SPS) business that we acquired from Merrill L January 2002.

Excluding the SPS revenues, our data content business grew 7. last year's second quarter. Retail revenues declined 16.7%, or primarily due to the continued and expected decline in broadca result of these trends, institutional revenues accounted for just company's total revenues compared to 86.0% of revenues in la quarter.

"Our overall operating expenses rose 8.2% in the second quart compared to the same period in 2001 due to the inclusion of SI Excluding those costs, our operating expenses rose just 1.9%. growth, coupled with strong cost control, caused our EBITDA tc from $27.7 million in the second quarter of 2001 to $32.1 milli Driven by the profitability improvement and the elimination of (our earnings per share grew to $0.15 for the second quarter of in the same quarter a year ago."

on enhancing the value of our products, which has helped us m
plus contract renewal rates. In addition, we have made very gc
integration of the SPS business, which continued to deliver the
expected.

"In terms of new products, a key milestone in the second quart
implementation of our Fair Value Evaluation service for mutual
went live in early July and is currently being tested by a numbe
fund customers.

"We have previously given guidance for our 2002 financial resu
revenue growth and 11-15% EBITDA growth, and we continue
achieve those targets, although with six months behind us we r
most likely achieve revenue growth on the lower end of that ra
growth on the higher end of that range."

Six Months Results

For the six months ended June 30, 2002, Interactive Data repo
$182.9 million versus $168.2 million for the comparable period
increase of 8.7%. Operating expenses rose 3.3% or $3.9 millio
period. As a result, EBITDA rose 20.7% from $52.3 million, or $
share, to $63.1 million, or $0.67 per diluted share. For the first
2002, net income totaled $27.9 million, or $0.30 per diluted sh
million, or $0.02 per diluted share, in the first six months of 20

As of June 30, 2002, Interactive Data Corporation had no outst
had cash of $98.3 million.

Conference Call Information

Interactive Data Corporation's management will conduct a conf
Thursday (July 25th) at 10:00 a.m. Eastern Time to discuss the
2002 results and additional matters. The dial-in number for the
3019; no access code is required. Investors and interested part
to the call via a live web broadcast available through the Invest
of the Company's web site at www.interactivedatacorp.com and
www.StreetEvents.com.

To listen, please register and download audio software at the si
minutes prior to the call. A replay will be available on both web
the call. In addition, a telephone replay will be available throug
1, 2002. To access the replay, please dial 703-925-2533, passc

Forward-looking and Cautionary Statements

This press release contains certain forward-looking statements
of the Private Securities Litigation Reform Act of 1995, and is s
harbor created by such Act. These statements involve known a
uncertainties and other factors that may cause the actual result
different from those contemplated in the forward-looking stater
include, but are not limited to: (i) the presence of competitors
financial resources than the Company's and their strategic resp
Company's services and products; (ii) changes in technology, w
the competitiveness of the Company's products and services; (
relationships with key suppliers and providers of market data; (
activity levels in the securities markets, which could lower dem
Company's products and services; (v) consolidation of financial

Company's products and services; (vi) the loss of key employe associated with the integration of the recently acquired busines and other delays in integration; (vii) prolonged outage at one o data centers; (viii) the acceptance of the Internet as a reliable distribution platform by institutional customers; (ix) the ability broaden its subscriber base by adding more individual investor Company's traditional "active-trader" market; (x) the potential Company's services due to the introduction of new technologie trends in competitive or economic conditions affecting the Com condition or results of operations not presently contemplated. undertakes no obligation to update these forward-looking state

Notes

About Interactive Data Corporation

Interactive Data Corporation is a leading global provider of sec financial information, and analytic tools to institutional and indi The company supplies time-sensitive pricing, dividend, corpora descriptive information for more than 3.5 million securities trad world, including hard-to-value, unlisted fixed income instrumen

The company links to most of the world's best-known financial software companies for trading, analysis, portfolio managemen

Interactive Data Corporation is headquartered in Bedford, Mass its branded businesses, FT Interactive Data, CMS BondEdge, ar Interactive Data Corporation has approximately 1,600 employe North America, Europe, Asia, and Australia.

Pearson plc (NYSE:PSO), an international media company, who include the Financial Times Group, Pearson Education, and the owns approximately 60 percent of Interactive Data Corporation

INTERACTIVE DATA CORPORATION AND SUBSIDI
CONDENSED CONSOLIDATED STATEMENTS OF OPER
(Unaudited)
(In thousands except per share data)

	Three Months Ended June 30,			Six
	2002	2001	Change	2002
REVENUES				
Institutional	83,627	72,647	15.1%	162,767
Retail				
eSignal	8,606	9,011	-4.5%	17,424
Broadcast	1,220	2,781	-56.1%	2,704
Total Retail	9,826	11,792	-16.7%	20,128
Total Revenues	93,453	84,439	10.7%	182,895
COSTS & EXPENSES				
Cost of Services	28,759	25,705	11.9%	55,773
Selling, general & administrative	32,604	31,013	5.1%	64,065

EBITDA	32,090	27,721	15.8%	63,057
Depreciation	3,676	3,015	21.9%	7,079
Amortization	4,746	20,875	-77.3%	10,950
Total costs & expenses	69,785	80,608	-13.4%	137,867
INCOME FROM OPERATIONS	23,668	3,831	517.8%	45,028
Other income, net	449	791	-43.2%	841
INCOME BEFORE INCOME TAXES	24,117	4,622	421.8%	45,869
Provision for Income Taxes	9,601	3,267	193.9%	17,981
NET INCOME	14,516	1,355	971.3%	27,888
NET INCOME PER SHARE				
Basic	0.16	0.01	972.9%	0.31
Diluted	0.15	0.01	947.5%	0.30
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING				
Basic	91,116	91,253	-0.2%	90,843
Diluted	94,121	92,032	2.3%	93,832

Contact Information

Lippert/Heilshorn & Associates, New York
Investor Relations Contact:
Harriet Fried, 212/838-3777
Hfried@lhai.com

or

Lippert/Heilshorn & Associates, New York
Media Contact:
Chenoa Taitt, 212/838-3777
Ctaitt@lhai.com

RECOLETOS
Investor Relations

INTERIM RESULTS
FIRST HALF OF 2002
RECOLETOS GRUPO DE COMUNICACIÓN S.A.

The consolidated financial results for the first half of 2002 show good progress against the first quarter of the year, with particularly strong profit improvement.

Comparing the second quarter of 2002 with the same period in 2001:

1. Recoletos delivered growth in revenues (+4%), EBITDA (+65.8%), EBIT (+84.4%) and Net Profit (+137.9%). These results benefit from a sharp reduction in operating costs.

2. Recoletos has exploited its leading position in its main titles to boost circulation revenues despite a difficult environment. Advertising revenues have increased by 0,7% despite the continued advertising recession. *Marca*, in particular, capitalised on an exceptional calendar of sporting events to increase circulation revenues (+17%), advertising revenues (+40%) and gain market share with an increase in circulation of 6.5%.

3. The reduction in operating costs (-12%) demonstrates the success of the cost cutting programme, initiated in April 2001, which is helping Recoletos to protect margins even in the difficult trading conditions.

With regard to the first half results, we highlight the following:

1. **Consolidated Revenues** down (-5.7%) compared to the first half of last year, as **advertising and circulation revenues** fell by 10.1% (-4.5% excluding Argentina) and 1.0% (+1.4% excluding Argentina) respectively.

2. **Direct Costs** and **Central Costs** fell significantly (-12.3% and –8.5% respectively) as a result of the cost cutting programme.

3. **EBITDA** on a consolidated basis increases significantly (23.0%) reaching € 29,83 million.

4. **Interest Income** includes capital gains of € 50.80 million from the sale of our stake in RTL.

5. The **Extraordinary Result**[1] includes non-cash goodwill amortisation charge of € 15.00 million relating to Argentinean ventures.

6. **Net Profit** € 41.29 million (vs. € 7.69 million in 1H01).

[1] In 2001 the Extraordinary Result included the additional goodwill amortisation of €5.41 million mentioned before

I. CONSOLIDATED PROFIT AND LOSS ACCOUNT

Table 1: Consolidated Profit and Loss Account

Million €	1H2002	1H2001	Var. %
Revenues	**119.26**	**126.52**	**(5.7)**
Direct Costs	83.38	95.04	(12.3)
Gross Profit	**35.88**	**31.48**	**14.0**
Central Costs	11.70	12.79	(8.5)
EBIT	**24.18**	**18.70**	**29.3**
Interest Income (Expense)	52.69	(0.35)	NA
Goodwill Amortisation	(5.69)	(6.10)	(6.8)
Associated Undertakings	(0.18)	1.31	NA
Profit on Ordinary Activities	**70.99**	**13.55**	**NA**
Extraordinary Results	(15.62)	(1.54)	NA
Profit before Taxes	**55.37**	**12.02**	**360.8**
Income Taxes	(14.09)	(4.32)	226.2
Net Income	**41.29**	**7.69**	**436.6**
Depreciation	**5.65**	**5.56**	**1.6**
EBITDA	**29.83**	**24.25**	**23.0**

Below we present the consolidated P&L excluding our operations in Argentina:

*Table 2: Consolidated Profit and Loss Account excluding Argentina**

Million €	1H2002	1H2001	Var. %
Revenues			
Advertising	52.55	54.04	(4.5)
Circulation	54.84	54.10	1.4
Others	10.38	10.99	(5.5)
Total Revenues	**117.77**	**120.13**	**(2.0)**
Direct Costs	80.10	84.22	(4.9)
Gross Profit	**37.68**	**35.91**	**4.9**
Central Costs	11.70	12.79	(8.5)
EBIT	**25.98**	**23.12**	**12.3**
Depreciation	5.55	5.40	2.7
EBITDA	**31.52**	**28.52**	**10.5**

**Excludes Sadei & Mind Opener*

II. MARGINS

The margins are as follows:

Table 3: Margins

Million €	1H2002	1H2001
Consolidated:		
Gross Profit / Revenues	30.1 %	24.9 %
EBITDA / Revenues	25.0 %	19.2 %
EBIT / Revenues	20.3 %	14.8 %
***Consolidated without Argentina*:**		
Gross Profit / Revenues	32.0%	29.9%
EBITDA / Revenues	26.8%	23.7%
EBIT / Revenues	22.1%	19.2%

III. OPERATING REVENUES

Total Operating Revenues amount to € 119.26 million, falling by 5,7%.

a) The following table shows the consolidated operating revenues of Recoletos based on the source of income:

Table 4: Operating Revenues

Million €	1H2002	1H2001	Var. %
Advertising	53.62	59.67	(10.1)
Circulation	55.24	55.82	(1.0)
Other revenues	10.40	11.03	(5.7)
Total Revenues	**119.26**	**126.52**	**(5.7)**

Advertising revenues fell by 10.1% (down 4.5% excluding Argentina) showing a better trend than in 1Q02 and benefiting from the strong performance of Sports. Advertising revenues in Sports have increased by 12.1% (vs. –15.6% in 1Q02) thanks to Marca´s leadership and ability to capitalise on an exceptional calendar of sporting events: Real Madrid's centenary, the European Champions League and the World Cup. In 2Q02 advertising revenues in Sports were 40% higher than in 2Q01.

Growth in advertising revenues is also shown in Medical (+3.7%) and Youth (+5.9%).The advertising downturn continues to have the most severe impact on Business and Finance (-30.9%, -21.8% without Argentina) and has begun to affect Women's interest (-1.7%).

Circulation revenues decreased by 1.0% due to lower sales of Expansion (-13.9%), while Marca´s circulation increased by 1%. Excluding Argentina, circulation revenues at consolidated level increase by 1.4%.

b) Regarding the development of revenues by content areas[2], Sports (+9.1%), Health (+4.7%) and Youth (+6,4%) show remarkable growth rates. Sports remains, with 58.4%, the largest contributor to group revenues.

[2] P&L accounts with regard to the several content areas are shown from Chapter VIII of this note.

Table 5: Revenues by content areas

Million €	1H2002	% of total	1H2001	Var. %
Sports	69.59	*58.4*	63.81	9.1
Business & Finance	31.43	*26.4*	44.41	(29.2)
Women's Interest	6.75	*5.7*	6.81	(0.9)
Medical	4.43	*3.7*	4.23	4.7
Youth	1.99	*1.6*	1.87	6.4
Others	5.07	*4.2*	5.39	(5.9)
Total Revenues	**119.26**	***100.0***	**126.52**	**(5.7)**

In Sports, advertising revenues (+12.1%) and circulation revenues (+5.9%) increased. Copy sales of *Marca* rose by 1.0% to an average daily circulation of 365,358. In spite of the slight increase in cumulative circulation, the trend in copy sales has reversed in the month of March, showing sustainable increased circulation on a monthly basis since then. The re-launch of Marca has contributed to this success. Marca's market share in the first five months of 2002 reaches 49.7% (vs. 49.8% in January-May 2001, Source: AEDE).

Revenues from Business and Finance declined by 29.2% due to lower advertising (-30.9%) and circulation revenues (-27.2%). Excluding Argentina, advertising revenues in Business and Finance decreased by 21.8% and circulation revenues by 18.5%. *Expansión* had an average daily circulation of 49,214 (-13.9%).

Women's Interest shows advertising revenues declining slightly. Circulation revenues continued to grow (+2.4%), due to the excellent circulation performance of *Telva* magazine (+5.2%) reaching an average monthly circulation of 147,472.

Medical and Youth showed increasing advertising revenues (+3.7% and 5,9% respectively).

Revenues in General Information (Unedisa) decreased by 1.1%. *El Mundo's* daily circulation was down 1.7% to 310,241.

IV. DIRECT COSTS

Consolidated Direct Costs decreased by 12.3% as a result of the cost cutting programme initiated in April 2001. Raw materials – mainly newsprint – were down 18.3%, personnel costs down 19.5% and marketing down 6.4%.

Direct costs decreased significantly in Business and Finance (-31.7%) and Youth (-13.2%).

The breakdown of Direct Costs by content divisions is as follows:

Table 6: Direct Costs by content divisions

Million €	1H2002	1H2001	Var. %
Sports	42.91	41.19	4.2
Business and Finance	27.25	39.90	(31.7)
Women's interest	5.00	5.04	(0.8)
Medical	3.69	3.38	9.1
Youth	1.65	1.90	(13.2)
Others	2.88	3.63	(20.7)
Total Direct Costs	**83.38**	**95.04**	**(12.3)**

V. CENTRAL COSTS

Central costs decreased by 8.5% reaching € 11.70 million as a result of the cost cutting programme.

VI. GROSS PROFIT

Gross Profit by business areas show the following development:

Table 7: Gross Profit by business areas

Million €	1H2002	1H2001	Var. %
Sports	26.68	22.62	17.9
Business and Finance	4.18	4.51	(7.3)
Women's Interest	1.74	1.76	(1.2)
Medical	0.74	0.85	(12.7)
Youth	0.34	(0.03)	NA
Others	2.20	1.77	24.3
Total Gross Profit	**35.88**	**31.48**	**14.0**

Note: Gross Profit= Revenues less Direct Costs, it does not include Central Costs

Gross Profit increases by 14.0%. The key developments are:

- Remarkable improvement in Sports´Gross Profit due mainly to the increase in advertising revenues (which make 33% of the total revenues for this division) and in circulation revenues (65% of total revenues).
- Worsening in Business and Finance as a result of the advertising downturn. Advertising revenues make 62% of the total revenues of this content division and have fallen by 30.9%.
- Slight deterioration in Gross Profit in Women's Interest due to decreased advertising revenues.
- Worsening in Medical, due to the increase of direct costs associated with the launch of *Correo Farmacéutico.*
- Gross Profit in Youth has improved thanks to increasing advertising revenues and falling Direct Costs.

VII. NET PROFIT

Net Profit increases, reaching € 41.29 million, due to the following factors:

- Capital gains amounting to € 50.80 million obtained from the sale of Recoletos´ 1.86% stake in RTL.
- Additional amortisation of Goodwill, € 15.00 million, corresponding to our Argentinean subsidiaries, which is included in the reporting line of Extraordinary Results.

VIII. SPORTS

This business area shows a remarkable increase in Gross Profit due to increasing advertising and circulation revenues. It is worth noting the great success of Marca´s web page in traffic, reaching in June 197 million page views.

Table 8: Results of the Sports Area

Million €	1H2002	1H2001	Var. %
Revenues			
Advertising	22.87	20.41	12.1
Circulation	45.13	42.62	5.9
Others	1.59	0.79	102.3
Total Revenues	**69.59**	**63.81**	**9.1**
Direct Costs	42.91	41.19	4.2
Gross Profit	**26.68**	**22.62**	**17.9**
Gross Profit / Revenues	**38.3%**	**35.4%**	

IX. BUSINESS AND FINANCE

In Business and Finance revenues continue being hit by the advertising downturn and falling publications sales. Direct Costs were down 31.7%.

Table 9: Results of Business and Finance Area

Million €	1H2002	1H2001	Var. %
Revenues			
Advertising	19.44	28.13	(30.9)
Circulation	8.37	11.50	(27.2)
Other	3.62	4.78	(24.2)
Total Revenues	**31.43**	**44.41**	**(29.2)**
Direct Costs	27.25	39.90	(31.7)
Gross Profit	**4.18**	**4.51**	**(7.3)**
Gross Profit / Revenues	**13.3%**	**10.2%**	

Table 10:Results of Business and Finance Area excluding Argentina

Million €	1H2002	1H2001	Var. %
Revenues			
Advertising	18.37	23.50	(21.8)
Circulation	7.98	9.78	(18.5)
Others	3.60	4.73	(23.9)
Total Revenues	**29.95**	**38.01**	**(21.2)**
Direct Costs	23.98	29.08	(17.5)
Gross Profit	**5.97**	**8.94**	**(33.1)**
Gross Profit / Revenues	19.9%	23.5%	

Excludes Sadei & Mind Opener

X. GENERAL INFORMATION, UNEDISA

At Unedisa (in which Recoletos owns a 30% stake) revenues fell and increased costs caused a deterioration in profitability. El Mundo decreased copy sales by 1.7% reaching 310.241 average daily sales.

Table 11: Unedisa Results

Million €	1H2002	1H2001	Var. %
Revenues	**120.52**	**123.38**	**(2.3)**
Operating Costs	119.87	117.40	2.1
EBIT	**0.65**	**5.98**	**(89.2)**
Interest Income (expenses)	(1.19)	(0.81)	(47.9)
Goodwill Amortisation	(0.09)	(0.22)	62.0
Associated Undertakings	(0.17)	(0.24)	31.2
Profit on Ordinary Activities	**(0.80)**	**4.71**	**NA**
Extraordinary Results	(1.90)	(1.62)	(17.3)
Profit before Taxes	**(2.69)**	**3.09**	**NA**
Depreciation	5.27	5.25	0.3
EBITDA	**5.92**	**11.24**	**(47.3)**

XI. WOMEN'S INTEREST

Women's Interest revenues decreased slightly and maintained margins at good level thanks to increasing *Telva* copy sales.

Table 12: Results of Women's Interest Area

Million €	1H2002	1H2001	Var. %
Revenues			
Advertising	5.00	5.09	(1.7)
Circulation	1.69	1.65	2.4
Others	0.06	0.07	(16.6)
Total Revenues	**6.75**	**6.81**	**(0.9)**
Direct Costs	5.00	5.04	(0.8)
Gross Profit	**1.74**	**1.76**	**(1.2)**
Gross Profit / Revenues	**25.8%**	**25.9%**	

XII. MEDICAL

This area has experienced an increase in advertising revenues and a reduction of margins.

Table 13: Results of Medical Area

Million €	1H2002	1H2001	Var. %
Revenues			
Advertising	4.33	4.18	3.7
Circulation	0.04	0.04	0.0
Other	0.05	0.01	NA
Total Revenues	**4.43**	**4.23**	**4.7**
Direct Costs	3.69	3.38	9.1
Gross Profit	**0.74**	**0.85**	**(12.7)**
Gross Profit / Revenues	**16.7%**	**19.9%**	

XIII. YOUTH

Increasing advertising revenues and falling operating costs have caused an improvement in margins.

Table 14: Results of Youth Area

Million €	1H2002	1H2001	Var. %
Revenues	1.98	1.87	5.9
Advertising	0.00	0.00	NA
Circulation	0.01	0.00	NA
Total Revenues	**1.99**	**1.87**	**6.4**
Direct Costs	1.65	1.90	(13.2)
Gross Profit	**0.34**	**(0.03)**	**NA**
Gross Profit / Revenues	**16.9%**	**(1.5%)**	

XIV. CASH-FLOW

Table 15: Cash-flow

Millions of €	1H2002	1H2001	Var. %
Net Income	**41.15**	**7.56**	**444.0**
Depreciation	5.65	5.56	1.6
Goodwill Amortisation	5.69	6.10	(6.8)
Extraord. Goodwill Amortisation Argentina	15.00	0.00	
Provisions with regard to fixed assets	1.46	4.04	
Other Adjustments	(50.58)	(3.76)	
Net Cash provided by Operating Activities	**18.37**	**19.50**	**(5.8)**
Change in Working Capital	18.37	(8.93)	
Net Capex	117.46	(5.76)	NA
Net Cash used in Investment Activities	**135.83**	**(14.69)**	**NA**
Equity Financing	0.00	0.00	
Net Debt Financing	0.00	0.00	
Dividend Payment	(1.96)	(10.52)	
Other changes in Shareholders' Equity	0.64	(1.35)	
Net Cash provided by Financing Activities	**(1.32)**	**(11.87)**	**(88.9)**
Net Increase in Cash and Cash Equivalents	**152.87**	**(7.06)**	**NA**

XV. CONSOLIDATED BALANCE SHEET

Table 16: Consolidated Balance Sheet

Million €	2002 June	2001 December
Fixed Assets:	117.28	192.60
- Tangible Assets	57.95	58.76
- Intangible Assets	5.68	7.12
- Financial Investments	53.65	126.72
Goodwill on Amortisation	18.31	39.00
Accounts receivable	56.57	48.18
Stocks	6.63	8.87
Cash and Cash Equivalents	230.11	77.30
Other Assets	1.88	2.13
Total Assets	**430.78**	**368.08**
Shareholders Equity	336.64	296.38
Minority Shareholders	0.59	1.02
Provisions	10.11	11.46
Long-term Liabilities	3.72	3.78
Short-term Liabilities	79.71	55.44
Total Debts	**430.78**	**368.08**

XVI. OTHER RELEVANT ISSUES

Recoletos agreed on December 24th 2001 to sell to Bertelsmann AG its 1.86% stake in RTL. The sale, valued at 126.9 million Euros including capital gains of 50,8 million Euros, was completed January 2002.

XVII. OPERATIONAL FIGURES

OPERATING MAGNITUDES	1H2002	1H2001	%Var.
SPORTS			
Accumulated Marca copy sales	365,358	361,686	1.0
Accumulated Golf Digest copy sales	13,538	13,539	0.0
June page views of marca.com ('000)	197,000	63,887	208.4
BUSINESS AND FINANCE			
Accumulative Expansión copy sales	49,214	57,160	(13.9)
Accumulative Actualidad Económica copy sales	19,992	21,152	(5.5)
Accumulative ganar.Com copy sales	7,637	11,773	(35.1)
June page views of Expansióndirecto.com ('000)	20,762	21,910	(5.2)
June page views Expansiónyempleo.com ('000)	1,198	1,801	(33.5)
June page views ganar.com ('000)	1,329	1,271	4.6
GENERAL INFORMATION			
El Mundo. accumulated copy sales	310,241	315,657	(1.7)
June page views El Mundo ('000)	185,519	68,000	172.8
WOMEN'S INTEREST			
Accumulative. Copy sales Telva	147.472	140.182	5,2
June page views estarguapa.com ('000)	2,871	2,310	24.3
MEDICAL AND YOUTH			
June page views diario medico.com ('000)	1,969	2,733	(28.0)
June page views tuGueb.com ('000)	1,054	1,032	2.1

PRESS RELEASES

PEARSON PLC INTERIM RESULTS (UNAUDITED)

30-07-2002

Six months ended 30 June 2002

	Six months to 30 June 2002	Six months to 30 June 2001	Cha
Sales	**£1,813m**	£1,876m	(:
Operating profit*	**£76m**	£60m	2
Pre-tax profit*	**£26m**	£(28)m	
Adjusted earnings per share**	**0.5p**	(1.5)p	
Dividend per share	**9.1p**	8.7p	

** Continuing operations before goodwill, integration costs and no operating items*
*** Restated for FRS19*

On track for strong earnings rebound in 2002

- Competitive performances in all businesses:
  - Education and consumer publishing set for good revenue and earnings growth
  - Cost management across business newspapers to mitigate advertising downturn
  - Sharing assets, process and culture to drive performance.
- Internet losses and interest charges down sharply on last year.
- Improvements in cash and working capital.

Marjorie Scardino, Pearson's chief executive, said:

"We've improved our earnings and cash performance despite the worst downturn in corporate advertising for years. The strength of our education and consumer publishing businesses should help us to sustain this momentum both through the second half, when we make

Notes. Throughout this statement:

1. *2001 numbers have been restated for FRS19, the new accounting standard for deferred tax.*
2. *Unless otherwise stated, reference to operating profit excludes goodwill amortisation and impairment and integration costs.*
3. *'underlying growth' excludes the impact of acquisitions, disposals and currency movements, but all are detailed ir this announcement.*

FINANCIAL REVIEW

Performance

Sales in the six months to June 30, 2002 were £1,813 million, : lower than in the first half of 2001, due almost entirely to lowe advertising revenues at the Financial Times Group. Operating profit from continuing operations (before goodwill and exceptio items) increased by 27% to £76m. Adjusted earnings per share increased to 0.5p from a loss of 1.5p per share in the same per last year, with the benefit of lower internet losses and reduced interest charges, which more than offset a £31 million (55%) fa in the earnings contribution from advertising-related newspape operations.

A reported loss for the half-year of £207 million (26.0p per sha reflects the fact that Pearson makes nearly all its profits in the second half, but goodwill is amortised evenly through the year. reported loss of £118 million (14.8p per share) in the same per last year reflected an exceptional tax gain of £121 million whicl was not repeated in 2002.

Pearson: outlook

Pearson makes most of its sales and almost all of its profits in t second half of the year. We are on course to deliver a significar recovery in adjusted earnings per share in 2002, in line with ou previous expectations*.

We expect our education businesses to increase underlying revenues in the 3-5% range with margins broadly in line with those achieved in 2001. The Penguin Group looks set to deliver double-digit growth in profits. If advertising demand continues the level we saw in the first half of the year, we expect the FT Group to record operating profits for the full year some 10-15% lower than in 2001. This is before losses from internet enterpri which are expected to be less than £60 million for the full year Pearson as a whole (compared to £137 million last year).

For the full year, we expect free cash flow to benefit from actio taken to improve use of working capital and lower restructurinc costs. We also expect a modest reduction in our interest charge compared to the first half of this year**.

** A 5 cent change in the average exchange rate for the full yea*

(which for the six months to June 30 was £1:$1.45) will have a impact of approximately 1p on adjusted earnings per share.

*** This excludes a one-time cost this year of £37m relating to actions taken this year to maintain the proportion of debt we p at fixed and floating rates.*

For more information:

John Fallon/ Luke Swanson + 44 (0) 20 7010 2310

Pearson's interim results presentation for investors and analyst will be webcast live today from 0930 (BST) and available for replay from 12 noon (BST) via www.pearson.com.

We will also be holding a conference call for US investors at 15 (BST)/ 1000 (EST). To participate in the conference call or to listen to the audiocast, please register at www.pearson.com.

Video interviews with Pearson's senior management are also available at www.pearson.com.

High resolution photographs are available for the media at www.newscast.co.uk

Operating Performance

PEARSON EDUCATION

£ millions	**2002 half year**	2001 half year	Underlying growth	2 full y
Sales				
US School	**393**	430	(8)%	
US College	**158**	139	15%	
US Professional	**232**	202	17%	
International	**242**	240	(3)%	
Pearson Education	**1,025**	1,011	1%	2,
FT Knowledge	**23**	31	(35)%	
Internet enterprises	**1**	3	(52)%	
Total	**1,049**	1,045	%	2,

Operating profit/ (loss)

Pearson Education	**22**	28	(34)%	
FT Knowledge	**(9)**	(12)	(16)%	(
Internet enterprises	**(13)**	(43)	70%	(
Total		(27)	--	

Underlying sales at Pearson Education increased 1% on last yei
very strong first half performance.

In our **US School** business (23% of Pearson's total revenues ir
2001), underlying sales were down 8%, as this year's major
textbook adoptions* have reverted to the normal seasonal
pattern. (Last year, underlying revenues were up 23% at the h
year, as an exceptional number of major adoptions fell in the fi
six months of 2001). We expect to take a market share of
approximately 35% of the adoptions in which we are competinç
Education software sales are down on last year, with a major
contract deferred into the second half of the year. Learning
Network (now renamed Family Education Network), Pearson's
online consumer education portal, has been scaled back to focu
on the US K-12 market and fully integrated into our US School
business. As a result, education internet losses fell sharply, froi
£43 million in the first half of 2001 to £13 million in 2002. The
testing and assessment business continues to prosper, benefitii
from the sustained growth of a number of long-term contracts.

The **US College** business (14% of 2001 revenues), with a very
strong publishing schedule and its lead in the use of technology
has made an excellent start to the year. Underlying sales were
15%, well ahead of the industry as a whole, but benefiting in p
from the earlier phasing of orders from retailers. Our custom
publishing business, which produces text books in small print rı
custom-made to a college professor's individual course, has mε
a particularly good start to the year.

** In the US, 21 'adoption' states buy textbooks and related
programmes to a planned contract schedule, which means the
level of spending varies from year to year according to this
schedule. The 'open territory' states are those that buy textboo
on an as-needed basis rather than on a published adoption
schedule.*

The **US Professional** business (11% of 2001 revenues) grew
underlying sales by 17%. As expected, technology publishing a
corporate training markets remain difficult, but we are seeing
strong growth in our professional certification and government
solutions businesses. In NCS Pearson's professional certificatioı
business, sales were up 20% in the year to date with two majo
new contracts – to manage the licensing and certification of
clinical pathologists and nurses in the US – starting in the secoı
half. NCS Pearson's government solutions business is growing
even faster, benefiting from three new federal contracts.

In our **International** education operations (14% of 2001 revenues), underlying sales were 3% lower than last year. The school and college publishing businesses are performing well, particularly in Asia, but the technology recession has driven do' sales in our international IT publishing business. Our Latin American operations are delivering a sharply improved performance, benefiting from the actions we took last year to reduce costs.

NCS Pearson is now an integral part of Pearson Education. On standalone basis, revenues increased to $489 million (up 10% an underlying basis) and profits increased to $56 million (up 1: on an underlying basis)*.

Sales at **FT Knowledge**, our corporate training business, are down on last year but losses have also fallen on the back of a substantially lower cost base. FT Knowledge is working with Accenture to create new training programmes for large corporations and with our Government Solutions business on a number of opportunities.

Pearson Education: outlook

For the full year, our education businesses are on track to increase underlying revenues in the 3-5% range with margins broadly in line with those achieved in 2001. We expect revenue in our US school business to be at a similar level to last year. C US college business should outperform an industry expected to grow by 6%-8%. We expect strong double-digit revenue growt from our US professional operations. Our operations outside th US should achieve modest revenue growth. On a standalone ba NCS Pearson is on track for revenue growth of more than 15%, topping $1 billion in annual sales. For the full year, losses from our education internet enterprises are expected to be no more than £25 million and losses from FT Knowledge are expected tc lower than last year.

** All reported figures for NCS Pearson include Computer Curriculum Corporation, which has been fully integrated within NCS Learn, our curriculum software business.*

FINANCIAL TIMES GROUP

£ millions	**2002 half year**	2001 half year	% Change	2 full y
Sales				
Non-internet	**347**	403	(14)%	
Internet enterprises	**23**	26	(12)%	
Total	**370**	429	(14)%	
Operating profit /				

(loss)				
FT Newspaper	**7**	32	(78)%	
Les Echos	**6**	15	(60)%	
Recoletos	**14**	13	8%	
Interactive Data Corporation	**37**	32	16%	
Associates and joint ventures	**(3)**	(6)	50%	(
FT Business	**1**	2	(50)%	
FT Businesses sold		-		
	62	88	(30)%	
Internet enterprises	**(24)**	(38)	37%	(
Total	**38**	50	(24)%	

The **Financial Times Group** (19% of 2001 revenues) saw revenues fall 14% in the face of a deep and prolonged advertis recession. The three categories hardest hit by the downturn – business-to-business, finance and technology – account for the majority of our advertising revenues. In spite of this downturn, our network of business newspapers and online services contin to grow its audience and reach.

Average daily sales of the **Financial Times** newspaper for the months to June were 486,000, with good growth in the US (up 14%) and in Asia (up 18%) offsetting a decline in the UK (dowi 7%). In the first half of the year, advertising revenues fell by 3 against the same period last year (which included the first quai when advertising revenues were up 8%). A series of profit protection measures reduced the FT newspaper's cost base by 12% for the first half of the year compared with the same peric in 2001.

FT.com continued to grow its revenues and reduce its cost bas and remains on track to break even in the fourth quarter of thi year. FT.com had 2.8 million unique monthly users in June, up more than 50% on a year ago. Though the market for online advertising remains tough, content syndication sales continue t grow strongly and FT.com has successfully launched subscriptic services.

Profits at **Les Echos** declined sharply as advertising revenues f by 32%. Average daily circulation was 153,000, level with last year. Les Echos has taken a number of actions to reduce costs, which it will benefit from in the second half of the year.

Recoletos (Bolsa Madrid: REC), our Spanish media group, increased profits by 8% in spite of a 6% fall in revenues. *Marca* its sports newspaper, capitalised on an exceptional calendar of sporting events and Recoletos as a whole benefited from a substantially lower cost base. Advertising revenues at its busin newspaper, *Expansion*, were 22% lower.

Interactive Data Corporation (NASDAQ: IDCO), our 60%

owned asset pricing business, increased revenues by 9% and profits by 16%. Customer contract renewal rates are running a 95% in our institutional business, we have launched several ne products and the integration of the Merrill Lynch Securities Pric Service is going to plan.

Stripping out the contribution of FT Energy, which was sold in 2001, **FT Business**, our specialist financial publications compa maintained profits despite the advertising downturn. Tight cont of the cost base and a strong competitive performance have helped it to perform well in a difficult environment.

Losses from the **FT's internet enterprises** (which include the online businesses of the FT, Les Echos and Expansion as well a our share of FT Deutschland's FTD.de, economist.com, CBSMarketWatch and Esignal) fell to £24 million, as revenues across these operations were broadly in line with last year and cost base was significantly reduced.

Associates and joint ventures

Losses from the FT's associates and joint ventures were 50% lower than the previous year, primarily due to progress at **FT Deutschland**, our joint venture with Gruner and Jahr. FT Deutschland grew its advertising revenues slightly and increase its circulation by 12% to 83,000.

The Economist Group, in which Pearson owns a 50% interest continued to make progress despite the advertising environme The Economist's worldwide weekly circulation grew by 10% to 838,030; the Economist Intelligence Unit continued its transitio from print to electronic delivery and CFO's international expans continued with the successful launch of CFO China.

Business Day & Financial Mail, the South African titles in wh we own a 50% interest, held their circulation steady and reduc their costs.

FT Group: outlook

At this stage, we see no sign of an advertising recovery. If demand for advertising across our network of business newspapers continues at the levels we saw in the first half of th year, the FT Group is expected to record operating profits (befo internet enterprises) for the full year some 10-15% lower than last year. We expect losses from the FT's internet enterprises t be less than £35 million for the full year.

THE PENGUIN GROUP

£ millions	**2002 half year**	2001 half year	% Change	2 full y
Sales	**394**	402	(2)%	

Operating profit	**38**	37	3%

The Penguin Group (19% of 2001 revenues) held revenues a profits broadly level with 2001, even though this year's publish schedule is heavily weighted towards the second half of the yeː

In the US, 57 Penguin Putnam titles reached the New York Tim bestseller lists in the first half of the year, a similar number to t previous year. In the UK, 38 titles reached the Neilsen Booksca top 15, an increase of 20%. The integration of Dorling Kindersl into Penguin is now complete. For the first half of the year, DK broke even on sales of £71 million (up 8% on 2001), benefitinc from a lower cost base, a stronger salesforce and a revitalised publishing programme. Dorling Kindersley now has a dedicated unit of designers working with Pearson Education on a range of publishing projects, from a new programme for the 2003 Texas social studies adoption to an international elementary reading programme.

Penguin: outlook

The Penguin Group is expected to grow sales ahead of its majo markets (which are forecast to increase by up to 3% this year) and deliver double-digit growth in profits. Revenue in the secor half should benefit from the forthcoming publishing schedule, which is significantly stronger than in the same period last year Dorling Kindersley is expected to be profitable for the year as a whole.

Except for the historical information contained herein, the matt discussed in this press release include forward-looking stateme that involve risk and uncertainties that could cause actual resul to differ materially from those predicted by such forward-lookir statements. These risks and uncertainties include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in the company's publicly-filed documents, including the company's Annual Repo on form 20-F for the period ended December 31, 2001. The company undertakes no obligation to publicly update any forwa looking statement, whether as a result of new information, futu events or otherwise.